      w

                                 October 27, 2000




VIA FEDERAL EXPRESS
Board of Directors of Prime Retail, Inc.
c/o Mr. Glenn D. Reschke
Prime Retail, Inc.
100 East Pratt Street
19th Floor
Baltimore, Maryland 21202

Re:     Amendment to Offer
        ------------------

Dear Glenn:

        The purpose of this letter is to amend our prior offer dated September 20, 2000, with respect to the purchase of five outlet centers commonly known as Gilroy, Michigan City, Kittery, Waterloo and Puerto Rico. The proposed changes to our offer are as follows:

        a) the request for a 90-day exclusivity period to negotiate a "friendly" tender offer is hereby deleted; and

        b) the request for 5,000,000 warrants to purchase PRT common stock at $1.50 per share is hereby deleted.

        Over the last three weeks, GMAC has made substantial progress in its due diligence in spite of having to recreate a new cash flow spreadsheet from over 500 lease abstracts and leases. GMAC continues to have an interest in moving forward to finalize its due diligence, prepare its board package, and to secure GMAC board approval. However, GMAC cannot complete its due diligence and obtain GMAC board approval unless a contract is signed and approved by PRT's board. GMAC will agree, however, that if GMAC issues its commitment in accordance with the contract and PRT for any reason chooses not to close the transaction, then a "break-up" fee (to be negotiated) will have been earned by GMAC.

        With regard to timing, GMAC has agreed to move as expeditiously as possible to complete due diligence, update third-party reports and to secure final board approval. GMAC estimates that final board approval could be secured within three to four weeks of PRT approval of the proposed transaction, depending on the timing of transaction deliverables.

Board of Directors of Prime Retail, Inc.
Re: Amendment to Offer
October 27, 2000
Page 2



        Please refer to my prior memorandum to the board dated October 2, 2000, a copy of which is available from the company, which analyzed and compared the benefits of the asset sale proposal versus the Lehman debt proposal. With the deletion of the requested warrant package, the benefits of the asset sale proposal are even more significant. As described in the memorandum, the effective cost of $141.0 million of capital under the Lehman debt proposal was 24.06%, calculated as follows:


                                Lehman Debt Proposal
                --------------------------------------------------
                                     (mil.)     Cost     Wtd. Avg.
                                  ---------- --------- -----------
                Puerto Rico First   $ 20.0     12.25%      1.74%
                Mezzanine Loan       121.0     19.25%     16.52%
                                    ------                -----
                  Total             $141.0                18.26%
                                    ======
                Warrants                        5.8%       5.80%
                                                          -----
                  Total Cost                              24.06%
                                                          =====


The effective cost of $151.0 million of capital under the asset sale proposal is 17.58%, calculated as follows:

                                Asset Sale Proposal
                --------------------------------------------------
                                     (mil.)     Cost     Wtd. Avg.
                                  ---------- --------- -----------
                Sale of Assets    $105.5       19.70%     13.70%
                Greenwich Loan      46.0       12.75%      3.98%
                                  ------                  -----
                  Total Cost      $151.0                  17.58%
                                  ======                  =====

The 6.5% cost of capital differential represents an annual savings of $9.8 million per year. Moreover, I refer you to the October 2nd memorandum for a summary discussion of the many other benefits of the asset sale proposal.

        If any board members should have any questions, or if anyone would like to discuss the analysis or conclusions contained in my October 2nd memorandum, please call me at anytime. Furthermore, if you should have any questions for GMAC, please feel free to contact either Dan Driscoll or Olivia Wand at (212) 214-0104 or (212) 214-0157, respectively.

                                        Very truly yours,


                                         /s/ Michael W. Reschke



cc:     Steven L. Craig
        Daniel J. Driscoll
        Olivia Wand

MWR/cgb